May 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dorrie Yale

Re:	BioTime, Inc.
Registration Statement on Form S-3
Filed April 6, 2017
File No. 333-217182

Dear Ms. Yale,

BioTime, Inc. (the “Company”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated April 17, 2017 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

In addition, we are concurrently filing Amendment No. 1 to the Registration Statement on Form S-3 (the “Amended Registration Statement”). If the Staff would like hard copies, please so advise and we would be happy to provide copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Amended Registration Statement.

Form S-3 Filed April 6, 2017

Incorporation of Certain Information by Reference, page 28

1.
Please incorporate by reference into the S-3 and the prospectus supplement all 8-Ks filed since the end of your latest fiscal year, as required by Item 12(a)(2) of Form S-3. In this regard, we note that the Form 8-K filed on February 21, 2017 has not been incorporated by reference.

Company Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement accordingly.

General

2.
We note that you incorporate by reference your Form 10-K for the fiscal year ended December 31, 2016; however, the Form 10-K incorporates by reference information from your definitive proxy statement that has not yet been filed. Please note that we will not be in a position to accelerate the effective date of your registration statement until you have amended the Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

Company Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s definitive proxy statement was filed with the Commission on May 1, 2017 and is expressly incorporated by reference into the Amended Registration Statement.

If you have any questions or comments concerning these responses, please do not hesitate to call me at (949) 623-3519 or e-mail me at michael.hedge@klgates.com.

Sincerely,

/s/ Michael A. Hedge

Michael A. Hedge
K&L Gates LLP

cc:	Michael D. West, Ph. D., BioTime, Inc.
Russell Skibsted, BioTime, Inc.
Stephana Patton, BioTime, Inc.